SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Announcement dated June 30, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: July 12, 2004	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

PCCW Limited

(Incorporated in Hong Kong with limited liability)
(Stock code: 0008)

CHANGE IN DIRECTORSHIP

The Board of directors (the “Board”) of PCCW Limited (the “Company”) announces that due to personal reasons, Mr. Michael John Butcher has given notice of his resignation as an Executive Director and Chief Operating Officer of the Company and all other executive posts of the Group with effect from December 15, 2004. Mr. Butcher confirmed that there is no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention o f the shareholders of the Company.

The Board would like to express sincere gratitude to Mr. Butcher for his valuable contributions to the Company.

By Order of the Board
Hubert Chak
Company Secretary

Hong Kong, June 30, 2004

The Directors as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman);
So Chak Kwong, Jack (Deputy Chairman and Group Managing Director);
Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena;
Michael John Butcher; Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO; The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP;
Sir Roger Lobo, CBE, JP; Aman Mehta